SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Cash Store Financial Services Inc.

(Name of Issuer)

Common shares, no par value per share

(Title of Class of Securities)

14756F103

(CUSIP Number)

Stonerise Capital Management, LLC

Stonerise Capital Partners Master Fund, L.P.

44 Montgomery Street, Suite 2000

San Francisco, CA 94104

(415) 772-1907

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 14756F103

1.	NAME OF REPORTING PERSONS Stonerise Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 781,023(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 781,023(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,023(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%(3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 3 below.
(2)	Stonerise Capital Partners Master Fund, L.P. holds directly 781,023 common shares, no par value per share, of the Issuer (“Common Shares”). Stonerise Capital Management, LLC is the sole general partner of Stonerise Capital Partners Master Fund, L.P. As a result, Stonerise Capital Management, LLC may be deemed to be the beneficial owner and to share the voting and dispositive power of the 781,023 Common Shares held by Stonerise Capital Partners Master Fund, L.P.
(3)	Percentage of class calculated based on an aggregate of 17,572,000 Common Shares outstanding as of December 31, 2013 as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, as filed with the Securities and Exchange Commission on February 3, 2014.

CUSIP No.: 14756F103

1.	NAME OF REPORTING PERSONS Stonerise Capital Partners Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 781,023(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 781,023(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,023(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%(3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	See Item 3 below.
(2)	Stonerise Capital Partners Master Fund, L.P. holds directly 781,023 Common Shares. Stonerise Capital Management, LLC is the sole general partner of Stonerise Capital Partners Master Fund, L.P. As a result, Stonerise Capital Management, LLC may be deemed to be the beneficial owner and to share the voting and dispositive power of the 781,023 Common Shares held by Stonerise Capital Partners Master Fund, L.P.
(3)	Percentage of class calculated based on an aggregate of 17,752,000 Common Shares outstanding as of December 31, 2013, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, as filed with the Securities and Exchange Commission on February 3, 2014.

EXPLANATORY NOTE

This Amendment No.2 to Schedule 13D (“Amendment No. 2”) is being filed with respect to the Reporting Persons beneficial ownership of common stock, no par value per share, of The Cash Store Financial Services Inc. (the “Issuer”). This Amendment No. 2 supplements the Schedule 13D previously filed on June 17, 2010 (the “Schedule 13D”) as amended by Amendment No. 1 filed on November 24, 2010 (“Amendment No. 1.”) Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D, as amended by Amendment No. 1. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended by Amendment No. 1.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of securities was the working capital of SCPMF.

ITEM 5.	Interest in Securities of the Issuer.

(a), (b) According to the Issuer’s Report of Foreign Private Issuer on Form 6-K that was filed with the Securities and Exchange Commission on February 3, 2014, there were 17,572,000 Common Shares issued and outstanding as of December 31, 2013. Based on such information, the Reporting Persons report beneficial ownership of 781,023 Common Shares, which represents approximately 4.4% of the Issuer’s outstanding Common Shares.

SCPMF holds directly 781,023 Common Shares. Stonerise Management is the sole general partner of SCPMF and may be deemed to be the beneficial owner and to share the voting and dispositive power of the 781,023 Common Shares held by SCPMF.

(c) All transactions in the class of securities reported on that were effected by the Reporting Persons during the past 60 days are as follows:

Date of Transaction	Number of Shares Sold (Open Market)	Price per share in USD (excluding commissions, if any)
February 11, 2014	-18,500	1.1076
February 12, 2014	-92,100	1.0552
February 13, 2014	-3,700	1.0403
February 21, 2014	-160,500	.4615
February 24, 2014	-115,500	.4721

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Shares on February 24, 2014.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated February 26, 2014, between Stonerise Capital Management, LLC and Stonerise Capital Partners Master Fund, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2014	STONERISE CAPITAL MANAGEMENT, LLC

/s/ Jeff Cozad
Name: Jeff Cozad
Title: Managing Member

Dated: February 26, 2014	STONERISE CAPITAL PARTNERS MASTER FUND, L.P.

By: Stonerise Capital Management, LLC, its general partner

/s/ Jeff Cozad
Name: Jeff Cozad
Title: Managing Member